Exhibit 3.1

Amendment No. 1

to

Bylaws

of

Advanced Cell Technology, Inc.

The Bylaws of Advanced Cell Technology, Inc., a Delaware corporation (the “Corporation”), dated November 17, 2005, are hereby amended as of November 26, 2007, as follows:

1.             Article II, Sections 2.3 and 2.5 shall be deleted in their entirety and replaced with the following:

“[Intentionally Omitted.]”

2.             Article II, Section 2.4 shall be deleted in its entirety and replaced with the following:

“Terms of Office.  Subject to the rights of holder of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the first annual meeting following the annual meeting at which such director was elected; provided that, that the term of each director shall continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal.”

3.             Article II, Section 2.9 shall be deleted in its entirety and replaced with the following:

“Vacancies.  Subject to the rights of holder of any series of Preferred Stock, any vacancy or newly-created directorships in the Board of Directors, however occurring shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders.  A director elected to fill a vacancy shall be elected to hold office until the next election of directors, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.”

*              *              *

This Amendment No. 1 to the Bylaws of the Corporation was approved by the Board of Directors of the Corporation on November 7, 2007 and implemented by the Corporation on November 26, 2007.

/s/ Jonathan F. Atzen
Jonathan F. Atzen, Secretary